SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 4, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒                      Form 40-F    ☐

Enclosures:

1. Nokia stock exchange release dated December 4, 2008: Nokia Capital Markets Day 2008

STOCK EXCHANGE RELEASE

December 4, 2008

Nokia Corporation

Stock exchange release

December 4, 2008 at 13.00 (CET +1)

Nokia Capital Markets Day 2008

Nokia lowers the mobile device industry outlook for Q4 2008 and gives outlook for 2009

New York, NY, USA – Today, at its annual Capital Markets Day event, Nokia lowered its forecast for mobile device industry volumes for the fourth quarter 2008. Nokia also presented forecasts for the company and the industry for 2009. At the event, senior company executives outlined how Nokia’s strategy, robust financial structure and competitive product portfolio are expected to ensure the company remains in a position of strength in the more challenging economic times ahead.

Nokia President and CEO, Olli-Pekka Kallasvuo, highlighted the benefits of Nokia’s brand, scale and number one market position, stating: “2009 will be challenging for our industry, however we have a strong, enviable base to build on and I believe we will continue to strengthen our position on many fronts. Building on our operational flexibility, Nokia is acting to reduce costs appropriately in the current slowing environment. At the same time, we remain fully committed to making the investments to build the future of our exciting industry and Nokia’s continued competitiveness.”

Nokia CFO, Rick Simonson, emphasized that appropriate cost reductions are being effected now and are continuing in plans for 2009 and 2010: “Nokia’s highly variable, low fixed cost business model allows us to scale to a declining market. We are also acting on all fronts to reduce our costs beyond what may be attributable solely to the scalable aspects of the business model — moving to reduce cost of goods sold even further, reduce operational expenditure appropriately, and scale back capital expenditure. We expect these strong actions to offset, in part, the negative impact of slowing sales.”

Outlook for Nokia and the mobile device industry - fourth quarter 2008

The mobile device market slowdown has continued more rapidly than previously expected since Nokia issued an update on November 14, 2008. The industry continues to be impacted by the effects of a global consumer pull-back in spending, currency volatility, and decreased availability of credit. Nokia believes the slowdown is apparent in varying degrees across all markets, while the most recent incremental impact in the emerging markets has been more pronounced than in other markets. As a result, and while noting the lack of visibility due to the factors cited above, Nokia is revising its fourth quarter 2008 outlook as follows:

• Nokia now estimates that fourth quarter 2008 industry mobile device volumes will be lower than the previous estimate of approximately 330 million units, which would result in full year 2008 industry mobile device volumes below the earlier estimate of 1.24 billion units.

• Nokia believes there is insufficient visibility in the marketplace to confirm its prior estimate for its fourth quarter 2008 mobile device market share, which was expected to be at the same level or slightly up from an estimated 38% in the third quarter 2008.

Outlook for Nokia Siemens Networks and the mobile infrastructure, fixed infrastructure and related services market - 2008

• Nokia and Nokia Siemens Networks continue to expect the mobile infrastructure, fixed infrastructure and related services market to be flat in euro terms in 2008, compared to 2007.

• Nokia and Nokia Siemens Networks continued cost synergy target for Nokia Siemens Networks is to achieve substantially all of the EUR 2.0 billion of targeted annual cost synergies by the end of 2008.

Targets and forecasts for Nokia and the mobile device industry - 2009 and going forward

• Nokia expects that the mobile device market will continue to be negatively impacted by the effects of a slowdown in consumer spending. Nokia also expects that operator and retail distribution channels will go through a period of destocking, resulting in lower sales volumes by manufacturers (sell-in) than purchase volumes by consumers (sell-through) for the industry in the first half of 2009.

• While noting the extremely limited visibility, Nokia expects 2009 industry mobile device volumes to decline 5% or more from 2008 levels.

• Nokia expects the four billion mobile subscriptions mark to be reached in the first quarter 2009.

• Nokia targets an increase in its market share in mobile devices in 2009 compared to 2008, including increased share in smartphones.

• As previously announced, Nokia has adjusted its Internet services market focus to the areas of music, maps, media, messaging and gaming. Nokia estimates these targeted portions of the Internet services market will be approximately EUR 40 billion in 2011. In December 2007, Nokia estimated that the total Internet services market would be approximately EUR 100 billion in 2010.

• Nokia targets Services & Software net sales of EUR 2 billion or more in 2011.

• Nokia targets its Services & Software business to have 300 million unique services users by 2012.

Targets and forecasts for Nokia Siemens Networks and the mobile infrastructure, fixed infrastructure and related services market - 2009

• Nokia and Nokia Siemens Networks preliminary estimate is that the mobile infrastructure, fixed infrastructure and related services market will decline 5% or more in euro terms in 2009, from 2008 levels.

• Nokia and Nokia Siemens Networks target for Nokia Siemens Networks market share to remain constant in 2009, compared to 2008.

Nokia financial targets (non-IFRS*) - 2009

Given the unprecedented environment, Nokia will not, at this time, be giving operating margin targets for beyond 2009.

• Nokia Devices & Services operating margin target to be in the teens in 2009.

• NAVTEQ operating margin targeted to be somewhat above the Devices & Services operating margin in 2009.

• Nokia Siemens Networks operating margin target to be in the single digits in 2009.

Nokia priorities for 2009

In addition to updating its financial targets, Nokia also outlined key priorities for 2009. These are:

• To ensure that Nokia’s cost base is appropriately sized for a more challenging environment;

• To grow mobile device market share, to capture growth opportunities in NAVTEQ and device enhancements, and to capture value from adjacent markets;

• To build on the momentum in Services & Software by continuing to grow and focus its services portfolio;

• To mobilize consumer email and consumer instant messaging for millions of Nokia device users, and;

• To further integrate and simplify Nokia’s web services user interface and device user interface.

* Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from the formation of Nokia Siemens Networks and from all business acquisitions completed after June 30, 2008. For the preceding periods, non-IFRS results exclude such items and adjustments arising from the formation of Nokia Siemens Networks only. Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

The main presentations at Nokia Capital Markets Day will be webcast live at: http://investors.nokia.com

The breakout presentations at Nokia Capital Markets Day will be webcast (archived) at: http://investors.nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25)

allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900, email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel